

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

D. Bryan Jordan
Chief Executive Officer
First Horizon Corporation
165 Madison Avenue
Memphis, Tennessee 38103

> **Re: First Horizon Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2023**
> **File No. 001-15185**

Dear D. Bryan Jordan:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 13, 2023

Pay Versus Performance, page 80

1. You include "Net Income Available to Common Shareholders" in column (h) of your pay versus performance table in lieu of net income as required by Regulation S-K Item 402(v)(2)(v). Please ensure that you include net income, as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.08 and 128D.09. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.

2. You include Return on Tangible Common Equity in column (i) of your pay versus performance table. It appears that you intend this to be your Company-Selected Measure required pursuant to Regulation S-K Item 402(v)(2)(vi). However, we also note your disclosure in the footnote to column (i) that "[f]or many years (including 2022), the primary performance measure used in FHN's long-term stock awards has been [Return on Tangible Common Equity], *subject to several adjustments* selected at the time of grant. The data in column (i) is *not adjusted*" (emphasis added).

    Under Regulation S-K Item 402(v)(2)(vi), your Company-Selected Measure is the performance measure, "which in [your] assessment represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance." Please ensure that your Company-Selected Measure reflects the actual financial performance measure you used to link compensation to company performance for the most recently completed fiscal year. For example if, under this standard, adjusted Return on Tangible Common Equity should be your Company-Selected Measure, please ensure that you use it in future filings.

3.   In your "Relation of Pay to Performance" section, it does not appear that you provide all of the relationship disclosures required by Regulation S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety. Although you may provide the required information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation. You may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.

     Please contact Marion Graham at 202-551-6521 or Charlie Guidry at 202-551-3621 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program